United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

INTERNAL RULES

OF THE

AUDIT COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or “Company”), in the exercise of its powers, approved the Internal Rules of the Audit Committee (“Committee”), in order to regulate its composition and its operation, as well as the relationship between the Committee and other governing bodies of the Company, subject to Chapter IV, Section II of Vale’s By-Laws and observing rules set forth in Brazilian and U.S. law and in applicable listing rules, as follows:

CHAPTER I - MISSION

1.1	The mission of Vale’s Audit Committee is to advise Vale’s Board of Directors, including in monitoring the Company’s business activities, in order to increase the efficiency and quality of the decisions of this collective body with respect to the topics related to its area of work.

CHAPTER II - COMPOSITION, REQUIREMENTS AND COMPENSATION

2.1	The Committee, a permanent body established in the By-Laws, shall be created by the Board of Directors and comprised of three (3) to five (5) members, observing the following:

(i)	all members must be independent, as defined by section 2.5 below;

(ii)	at least one (1) member must necessarily be an independent member of the Board of Directors, according to the classification set forth in the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado Listing Rules”);

(iii)	at least one (1) member must not be a member of the Board of Directors or other bodies of the Company; and

(iv)	at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations, and will be given the title of Financial Specialist at the time of his appointment;

2.1.1	The exact number of Committee members shall be defined by the Board of Directors at the meeting for their appointment.

2.1.2	The same Committee member may accumulate the characteristic set forth in item (iv) above (Financial Specialist) with one of the characteristics set forth in items (ii) and (iii) above.

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2.2	The members of the Committee must have proven experience and technical capacity with respect to the matters under the Committee’s responsibility, such as auditing, compliance, accounting, taxation and similar and/or experience in these activities, as well as in risk management and assessment.

2.3	All Committee members must fulfil the requirements set forth in article 147 of Law No. 6,404/76.

2.4	The following are not allowed to be members of the Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control.

2.5	Without prejudice to any additional requirements imposed by applicable law or regulations, in order to fulfil the independence requirements mentioned in item 2.1(i) above, Committee members who are not independent members of the Board of Directors:

(i)	Cannot be, or have been, in the past five (5) years: (a) an officer or employee of Vale, its controlling company, any controlled company, associated company or company under common control, whether directly or indirectly; or (b) a partner, technical leader or member of the work team of Vale’s independent auditor;

(ii)	Cannot be the spouse, family member related by blood up to the third degree or by marriage up to the second degree, of the persons referred to in item (i) above;

(iii)	Cannot be a direct or indirect controlling shareholder of Vale; and

(iv)	Cannot have their exercise of vote in Committee meetings linked to a shareholders’ agreement focused on matters related to Vale.

2.6	Fulfillment of the requirements mentioned in items 2.1 to 2.5 above shall be declared in the respective instrument of investiture, accompanied, in the case of the requirements in the first two items, by sending to the Company pertinent documentation that will be held at Vale’s headquarters for a period of five (5) years, starting as of the last day of the Committee member’s term of office.

2.7	The Committee will report to the Board of Directors, with operational autonomy and a budget allocation, either annual or by project, within the limits approved by the Board of Directors to cover expenses of its operation, including to conduct or order the performance of checks, assessments and investigations within the scope of its activities, including the engagement and use of independent external specialists.

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2.8	The criteria and overall and individual amounts of compensation of Committee members will be established annually by Vale’s Board of Directors, when the Company’s Annual Shareholders’ Meeting sets the overall allocation of funds; this amount shall not include reimbursable expenses on transportation, meals and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1	The term of office for members of the Committee shall begin as of their appointment, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time, observing the provisions below.

3.1.1	Members of the Committee may only be removed by a justified decision of the absolute majority of members of the Board of Directors.

3.2	At the end of Committee members’ terms of office, they may be renewed for successive terms, respecting the maximum period of 10 years in the position.

3.2.1	Persons who have held the position of Committee member for the 10-year period may only return to that body after at least three (3) years have passed since the end of their term of office.

3.3	The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its independent and principal members, and in case of the Coordinator’s absence, the other members shall be responsible for appointing among those present at the meeting the person who will provisionally hold the position of Committee Coordinator.

3.4	The members of the Committee shall not have alternates.

3.5	Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall appoint the replacement member to complete the remaining term of office of the replaced member, subject to compliance with the requirements set forth in items 2.1 to 2.5 above.

CHAPTER IV - RESPONSIBILITIES

4.1	The Audit Committee shall be responsible for:

(i)	evaluating and recommending the auditing policies, internal rules and annual plan presented by the internal auditor, as well as evaluating their execution;

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(ii)	supervising the work of the Company’s internal audit, monitoring its independence, effectiveness and the sufficiency of its structure, as well as the quality and integrity of the internal audit processes, and proposing actions that are necessary to improve them to the Board of Directors;

(iii)	supervising the work of the internal control and controllership areas, which are responsible for preparing the Company’s financial statements, as well as evaluating the environment of internal controls in its different levels, powers and responsibilities with respect to the preparation of the Company’s financial statements;

(iv)	providing its opinion and assistance to the Board of Directors in the hiring, setting the compensation and removal of independent external auditor services, including with respect to the qualifications and independence of the independent auditors, as well as other services that may be provided by the Company’s external auditors. During the execution of the services, supervising and evaluating the work of the external auditor, in order to evaluate its independence, quality and suitability of services provided related to Vale’s needs, and telling the Company’s management at any point to retain compensation of the external auditors

(v)	reviewing the annual work plan of the independent auditor and also analyzing and monitoring compliance with the recommendations contained in the annual letter of recommendations regarding the Company’s internal controls sent by the independent auditor to management;

(vi)	evaluating and discussing with the independent auditor (a) accounting criteria and principles used in the financial statements; (b) recogition of the primary provisions, CONTENGENCIES and disputes that may have an impact on the financial statements; (c) risk assessment methods and primary risks identified; and (d) any changes to the scope of the independent auditors’ work and any relevant failures and deficiencies identified in the Company’s internal controls;

(vii)	mediating any disagreements between Management and internal and external auditors regarding Vale’s financial statements, problems or difficulties found by the auditors during the audit process, and disagreement with Management regarding accounting principles and related matters;

(viii)	ensuring that the Company has procedures to be used by the Company to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes; (b) accounting issues, (c) internal controls, and (d) audit matters, including with provisions for specific procedures to protect the whistleblower’s identity and the confidentiality of the information, observing applicable law;

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(ix)	ensuring broad dissemination of the Company’s Ethics Channel and Ombudsman’s Office, including to the external public, as well as the procedures for receiving and processing accusations of fraud and nonconformities of the Ombudsman’s Office;

(x)	ensuring that the Audit Committee is immediately informed as to any complaints and accusations involving managers and leaders who report directly to the Company’s Chief Executive Officer, Members of the Board of Directors and Fiscal Council, of the Advisory Committee of the Board, and of Leaders who report directly to the Chief Compliance Officer;

(xi)	providing its opinion on the development of procedures to ensure effectiveness of the consequence management conducted by the Company, including in the preparation and revision of a specific policy proposed by the Chief Compliance Officer;

(xii)	monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements, and may submit recommendations for improvement of policies, practices and procedures that it understands necessary, ensuring compliance of applicable legal rules;

(xiii)	evaluating and monitoring Vale’s risk exposure, including requesting detailed information on policies and procedures related to: (a) management compensation; (b) use of Vale’s assets; and (c) expenses incurred on behalf of the Company;

(xiv)	assisting the Board of Directors in the process of selection, compensation, evaluation of annual performance and removal of the Chief Compliance Office, which is responsible for Vale’s areas of integrity, internal audit and complaint channel;

(xv)	evaluating and monitoring Vale’s integrated risk map, as well as the effectiveness and sufficiency of the controls and risk management systems, and proposing improvements to the mitigation plans;

(xvi)	evaluating, monitoring and recommending the correction or improvement of internal risk policies of the Company, including the Policy on Transactions with Related Parties, as well as the suitability of related party transactions conducted by the Company and the mechanisms to handle conflicts of interest, pursuant to that Policy;

(xvii)	evaluating and monitoring the quality and integrity of the Company’s quarterly information, intermediary financial statements and financial statements;

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(xviii)	preparing a summary annual report, to be submitted together with the financial statements, containing, at least, the following information: (a) work conducted in the period, results and conclusions reached; (b) an evaluation of the effectiveness of the Company’s systems of internal controls and corporate risk management; (c) a description of the recommendations submitted to the Company’s management and evidence of their implementation; (d) an evaluation of the effectiveness of the internal and external audits; (e) an evaluation of the quality of financial reports, internal controls and corporate risk management in the period; and (f) any situations in which there is a significant disagreement between the Company administration, the external auditor and the Committee with respect to the Company’s financial statements;

(xix)	preparing and approving an annual work plan of the Committee; and

(xx)	proposing analysis and evaluation, as well as providing its opinion about other topics under its responsibility.

4.2	The Committee’s opinions do not constitute a necessary condition for the presentation of matters for the Board of Directors’ examination and resolution, except in relation to the matters provided for in item 4.1(iii), (iv), (v) and (vi) above, to the extent required by applicable regulation.

4.3	The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.4	The Coordinator of the Committee shall be responsible for:

(i)	directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)	preparing the annual schedule of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors for approval;

(iii)	setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)	coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)	inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest;

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(vi)	preparing the Committee’s budget proposal, or its amendments, for resolution by Vale’s Board of Directors;

(vii)	meeting with the Board of Directors at least quarterly and attending Vale’s Annual Shareholders’ Meeting; and

(viii)	ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1	The Committee will meet at least twice a year on an ordinary basis, in accordance with the approved annual schedule, and, on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1	Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2	Providing notice to the Committee shall always be the Coordinator’s responsibility, who will set the meetings’ agendas, in response to requests from the Board of Directors or from any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1	Notice may be made through the governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.2.2	After notice of the Committee meeting, no other topics may be included on the meeting’s agenda, and nothing may be included or changed in the respective supporting material without the prior express authorization of the Coordinator.

5.3	The Committee’s meetings shall be conducted at Vale’s headquarters or at a location set in advance by its members. The members may participate by teleconference, videoconference or any other means of simultaneous communication that ensures effective participation in the meeting, provided that, in these cases, the Committee member must ensure that the topics addressed will not be accompanied by third parties. In addition, the Committee may meet virtually through the Governance Portal to decide on administrative or routine matters under its responsibility.

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5.4	The Committee’s meetings shall begin with the presence of the majority of its members.

5.5	Each Committee meeting shall be recorded in minutes that shall be (i) forwarded to the Board of Directors, after having been read, approved and signed by the Committee members present at the meeting; and (ii) filed at the Company’s headquarters.

5.5.1	The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by the Committee members present at the meeting.

5.5.2	The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6	In the absence or impediment of the Coordinator, any other member of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have prepared.

5.7	Committee members in a situation of conflict of interest shall immediately disclose their private conflicting interest. If a member does not do so, another person may disclose the conflict. As soon as the conflict has been identified, the member involved shall not receive any document or information on the matter and should remove himself, even physically, from the discussions, without neglecting his legal duties. The disclosure of a conflict of interest, abstention and temporary removal shall be recorded in the minutes.

5.8	The Committee will have administrative support from Vale’s Corporate Governance Office, which will be responsible for:

(i)	organizing the infrastructure of the Committee’s meetings;

(ii)	supporting the sending of notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)	acting as secretary for meetings, preparing a list of those in attendance, preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s headquarters;

(iv)	supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility; and

(v)	keep filed at the Company’s headquarters, for a minimum of 5 (five) years, the detailed annual report prepared by the Committee, as set forth in item 4.1 (xiii) above.

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CHAPTER VI - LIABILITY AND DUTIES

6.1	The members of the Committee shall be impartial and ethical in their work and, above all, in relation to the estimates present in the Company’s financial statements and the management.

6.2	The members of the Committee undertake to comply with the By-Laws, the Code of Ethical Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.3	The members of the Committee are subject to the same legal duties and liability as the managers, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethical Conduct and the Policy on Transactions with Related Parties.

6.4	With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII – INTERACTION WITH OTHER GOVERNING BODIES

7.1	The Committee shall meet:

(i)	twice a year with the Fiscal Council, to discuss matters of common interest provided for in applicable law;

(ii)	at least quarterly with the party responsible for the Company’s Internal Audit, to monitor Audit Reports;

(iii)	at least quarterly with the party responsible for the Ombudsman’s Office, to monitor matters involving the Ombudsman Channel;

(iv)	at least quarterly with the Company’s external auditors; and

(v)	at least twice a year with the Risk and Operational Excellence Committee.

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CHAPTER VIII - BUDGET

8.1	The Committee shall have operational autonomy and a budget allocation, proposed by the Committee and approved by the Board of Directors, and may order the engagement of services of lawyers, consultants and analysts, as well as other resources that may be necessary to perform their duties, subject to Company’s internal rules and policies and the Committee’s budget. The engagement of such advisors and their estimated costs shall be communicated to the Company’s Executive Board, for purposes of financial planning.

CHAPTER IX - ASSESSMENT

9.1	The Committee shall conduct a performance self-assessment annually, the results of which shall be sent to the Board of Directors for its awareness.

9.1.1	The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER X - AMENDMENT TO THE RULES

10.1	Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Personnel and Governance Committee, for subsequent appraisal of the Board of Directors, for its approval.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 20, 2020		Director of Investor Relations